ATS to Participate in the Stifel Summer Solstice Conference

6/8/2026

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that Anne Cybulski, Interim Chief Financial Officer, will participate in the Stifel Summer Solstice Conference in Muskoka, ON on June 16, 2026.

Management will host institutional investor meetings at the Conference, which can be arranged by contacting your Stifel representative or docampo@atsautomation.com.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including preautomation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food &
beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The
Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock
Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Ocampo Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 docampo@atsautomation.com
For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications & Affairs
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com

SOURCE: ATS Corporation